Exhibit 99.8

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2016 of Franco-Nevada Corporation of our report dated March 22, 2017, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which is filed as an exhibit to, and incorporated by reference in, this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-3

(No. 333-210295) on Form S-8 (No. 333-176856) and on Form F-10 (No. 333-210878) of Franco-Nevada Corporation of our report dated March 22, 2017 referred to above. We also consent to the reference to us under the heading “Experts”, which appears in the Annual Information Form which is filed as an exhibit to, and incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

March 22, 2017